Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/05/17	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540

SEC
Mail Processing
Section

JUN 06 2017

Washington DC
412

Securities and Exchange

JUN 05 2017

RECEIVED

17002648

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: June 5, 2017

By _[signature]_
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 5th day of June, 2017.

[signature]

Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a member, subscriber or other user;

3. Principal business address and telephone number;

4. If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Response:

Attached is a list of the members of the Exchange as of June 2, 2017, including the information set forth in items 1-6 above.


ABN AMRO CLEARING CHICAGO LLC				Approval Date:	3/7/2013

ABN AMRO CLEARING CHICAGO LLC
175 West Jackson Blvd., Ste. 400
Chicago   IL   60604   Tele #: (312) 604-8000
Approval Date: 3/7/2013
MIAX Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

AKUNA SECURITIES LLC
333 S. Wabash Avenue, Suite 2600
Chicago   IL   60604   Tele #: (312) 994-4640
Approval Date: 4/17/2017
MIAX Membership Activities:
REGULAR MARKET MAKER

APEX CLEARING CORPORATION
350 N. St. Paul, Suite 1300
Dallas   TX   75201   Tele #: (214) 765-1100
Approval Date: 11/18/2015
MIAX Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

BARCLAYS CAPITAL INC.
745 Seventh Avenue
New York   NY   10019   Tele #: (212) 526-7000
Approval Date: 12/7/2012
MIAX Membership Activities:
ALL MEMBERSHIPS

BMO CAPITAL MARKETS CORP.
3 Times Square, 27th Floor
New York   NY   10036   Tele #: (212) 885-4000
Approval Date: 10/10/2014
MIAX Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

BNP PARIBAS SECURITIES CORP.
787 Seventh Avenue
New York   NY   10019   Tele #: (212) 841-2000
Approval Date: 4/21/2014
MIAX Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

CITADEL SECURITIES LLC
131 South Dearborn Street
Chicago   IL   60603   Tele #: (312) 395-2100
Approval Date: 12/7/2012
MIAX Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW

CITI ORDER ROUTING AND EXECUTION, LLC
11 Ewall Street
Mt. Pleasant   SC   29464   Tele #: (843) 789-2080
Approval Date: 12/7/2012
MIAX Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

COMPASS PROFESSIONAL SERVICES, LLC
111 W. Jackson Blvd., 20th Fl.
Chicago   IL   60604   Tele #: (312) 692-5000
Approval Date: 12/7/2012
MIAX Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

CREDIT SUISSE SECURITIES (USA) LLC
11 Madison Avenue, 3rd Floor
New York   NY   10010   Tele #: (212) 325-2000
Approval Date: 12/7/2012
MIAX Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

CUTLER GROUP, LP
101 Montgomery Street, Ste. 700
San Francisco   CA   94104   Tele #: (415) 293-3956
Approval Date: 11/2/2015
MIAX Membership Activities:
REGULAR MARKET MAKER/EEM: ORDER FLOW

DASH FINANCIAL TECHNOLOGIES LLC
311 S. Wacker Drive, Ste. 1000
Chicago   IL   60606   Tele #: (847) 550-1730
Approval Date: 12/7/2012
MIAX Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

DEUTSCHE BANK SECURITIES INC.
60 Wall Street
New York   NY   10005   Tele #: (212) 250-2500
Approval Date: 1/25/2013
MIAX Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

DRW SECURITIES, L.L.C.
540 West Madison, Ste. 2500
Chicago   NY   60661   Tele #: (312) 542-3231
Approval Date: 8/31/2015
MIAX Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

GLOBAL EXECUTION BROKERS, LP	Approval Date: 12/7/2012
401 City Avenue, Ste. 200	**MIAX Membership Activities:**
Bala Cynwyd PA 19004 Tele #: (610) 617-2600	ELECTRONIC EXCH. MEMBER: ORDER FLOW
GOLDMAN SACHS & CO. LLC	Approval Date: 1/15/2013
200 West Street	**MIAX Membership Activities:**
New York NY 10282 Tele #: (212) 902-1000	ALL MEMBERSHIPS
GOLDMAN SACHS EXECUTION & CLEARING, L.P.	Approval Date: 12/7/2012
200 West Street	**MIAX Membership Activities:**
New York NY 10282 Tele #: (212) 902-1000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
GROUP ONE TRADING LP	Approval Date: 10/20/2014
440 South La Salle, Ste. 3232	**MIAX Membership Activities:**
Chicago IL 60605 Tele #: (312) 347-8864	ALL MARKET MAKER CLASSES/EEM: ORDER FLOW
HILLTOP SECURITIES INC.	Approval Date: 2/8/2013
1201 Elm Street, Ste. 3500	**MIAX Membership Activities:**
Dallas TX 75270 Tele #: (214) 859-1800	ELECTRONIC EXCH. MEMBER: CLEARANCE
HRT FINANCIAL LLC	Approval Date: 3/29/2017
32 Old Slip, 30th Floor	**MIAX Membership Activities:**
New York NY 10005 Tele #: (212) 293-1444	ELECTRONIC EXCH. MEMBER: ORDER FLOW
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS	Approval Date: 8/26/2014
233 South Wacker Drive, #4300	**MIAX Membership Activities:**
Chicago IL 60606 Tele #: (312) 244-3300	ALL MARKET MAKER CLASSES
INSTINET, LLC	Approval Date: 3/27/2013
309 West 49th Street	**MIAX Membership Activities:**
New York NY 10019 Tele #: (212) 310-9500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
INTERACTIVE BROKERS LLC	Approval Date: 12/7/2012
One Pickwick Plaza, 2nd Fl.	**MIAX Membership Activities:**
Greenwich CT 06830 Tele #: (203) 618-5710	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
ITG DERIVATIVES LLC	Approval Date: 12/7/2012
601 S. LaSalle, Ste. 300	**MIAX Membership Activities:**
Chicago IL 60605 Tele #: (312) 935-0125	ELECTRONIC EXCH. MEMBER: ORDER FLOW
J.P. MORGAN SECURITIES LLC	Approval Date: 12/7/2012
383 Madison Avenue	**MIAX Membership Activities:**
New York NY 10179 Tele #: (201) 595-8471	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
JEFFERIES LLC	Approval Date: 9/15/2014
520 Madison Avenue	**MIAX Membership Activities:**
New York NY 10022 Tele #: (212) 284-2300	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
KCG AMERICAS LLC	Approval Date: 12/7/2012
300 Vesey Street	**MIAX Membership Activities:**
New York NY 10282 Tele #: (201) 386-2891	ALL MEMBERSHIPS
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	Approval Date: 12/7/2012
One Bryant Park, 6th Fl.	**MIAX Membership Activities:**
New York NY 10036 Tele #: (646) 743-1295	ELECTRONIC EXCH. MEMBER: CLEARANCE
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT	Approval Date: 12/7/2012
One Bryant Park	**MIAX Membership Activities:**
New York NY 10036 Tele #: (212) 449-1000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
MORGAN STANLEY & CO. LLC	Approval Date: 12/7/2012
1585 Broadway	**MIAX Membership Activities:**
New York NY 10036 Tele #: (212) 761-4000	ALL MEMBERSHIPS
OPTIVER US LLC	Approval Date: 1/27/2015
130 E. Randolph Street, Ste. 1300	**MIAX Membership Activities:**
Chicago IL 60601 Tele #: (312) 821-9500	REGULAR MARKET MAKER

PEAK6 CAPITAL MANAGEMENT LLC	Approval Date:	7/22/2015
141 W. Jackson Blvd., Ste. 500	**MIAX Membership Activities:**	
Chicago IL 60604 Tele #: (312) 444-8700	ELECTRONIC EXCH. MEMBER: ORDER FLOW	
PERSHING LLC	Approval Date:	3/12/2013
1 Pershing Plaza, 10th Fl.	**MIAX Membership Activities:**	
Jersey City NJ 07399 Tele #: (201) 413-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
QUANTLAB SECURITIES, LP	Approval Date:	4/7/2015
Three Greenway Plaza	**MIAX Membership Activities:**	
Houston TX 77046 Tele #: (713) 333-5440	ELECTRONIC EXCH. MEMBER: ORDER FLOW	
SIMPLEX TRADING, LLC	Approval Date:	9/20/2013
230 So. LaSalle St., Ste. 4-100	**MIAX Membership Activities:**	
Chicago IL 60604 Tele #: (312) 360-2440	ELECTRONIC EXCH. MEMBER: ORDER FLOW	
SUSQUEHANNA INVESTMENT GROUP	Approval Date:	11/23/2016
401 City Avenue, Ste. 201	**MIAX Membership Activities:**	
Bala Cynwyd PA 19004 Tele #: (610) 617-2600	REGULAR MARKET MAKER	
SUSQUEHANNA SECURITIES	Approval Date:	12/7/2012
401 City Avenue, Ste. 220	**MIAX Membership Activities:**	
Bala Cynwyd PA 19004 Tele #: (610) 617-2600	PRIMARY LEAD & LEAD MARKET MAKER	
TIMBER HILL LLC	Approval Date:	12/7/2012
One Pickwick Plaza, Ste. 200	**MIAX Membership Activities:**	
Greenwich CT 06830 Tele #: (203) 618-5800	ALL MARKET MAKER CLASSES/EEM: CLEARANCE	
UBS SECURITIES LLC	Approval Date:	12/7/2012
1285 Avenue of the Americas	**MIAX Membership Activities:**	
New York NY 10019 Tele #: (203) 719-3000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
VOLANT LIQUIDITY, LLC	Approval Date:	5/31/2013
250 Vesey Street, Ste. 2601	**MIAX Membership Activities:**	
New York NY 10281 Tele #: (646) 484-3000	ALL MARKET MAKER CLASSES/EEM: ORDER FLOW	
WALLEYE TRADING LLC	Approval Date:	5/13/2015
2800 Niagara Lane North	**MIAX Membership Activities:**	
Plymouth MN 55447 Tele #: (952) 345-6611	REGULAR MARKET MAKER/EEM: ORDER FLOW	
WEDBUSH SECURITIES INC.	Approval Date:	12/7/2012
1000 Wilshire Boulevard, Suite 900	**MIAX Membership Activities:**	
Los Angeles CA 90017 Tele #: (213) 688-8090	ELECTRONIC EXCH. MEMBER: CLEARANCE	
WELLS FARGO SECURITIES, LLC	Approval Date:	4/11/2014
550 South Tryon Street, 6th Floor	**MIAX Membership Activities:**	
Charlotte NC 28202 Tele #: (704) 715-6133	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
WOLVERINE EXECUTION SERVICES, LLC	Approval Date:	12/7/2012
175 W. Jackson Blvd., Ste. 200	**MIAX Membership Activities:**	
Chicago IL 60604 Tele #: (312) 884-4000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
WOLVERINE TRADING, LLC	Approval Date:	12/7/2012
175 W. Jackson Blvd., Ste. 200	**MIAX Membership Activities:**	
Chicago IL 60604 Tele #: (312) 884-3490	PRIMARY LEAD & LEAD MARKET MAKER	